

Spitz Minneapolis

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
4010 Food Sales	1,829,074.85	90.76 %
4030 Beverages Sales	11,759.00	0.58 %
4035 Alcohol Sales		
4036 Liquor	61,269.42	3.04 %
4037 Wine	41,894.50	2.08 %
4038 Beer	91,869.00	4.56 %
Total 4035 Alcohol Sales	**195,032.92**	**9.68 %**
Total 4030 Beverages Sales	**206,791.92**	**10.26 %**
4080 Catering Sales	3,560.66	0.18 %
4100 Discounts & Comps	-17,888.99	-0.89 %
4105 Employee Discounts/Shift Meals	-4,987.63	-0.25 %
4400 Delivery Expense Fee	-1,220.00	-0.06 %
Total Income	**$2,015,330.81**	**100.00 %**
Cost of Goods Sold		
5001 Food COGS		
5010 Groceries	161,796.11	8.03 %
5020 Meat	119,740.33	5.94 %
5030 Chicken	29,173.41	1.45 %
5040 Produce	105,446.43	5.23 %
5050 Dairy / Egg	32,746.83	1.62 %
5060 Bread	39,151.15	1.94 %
Total 5001 Food COGS	**488,054.26**	**24.22 %**
5065 Beverage COGS		
5070 Soft Beverage	13,369.38	0.66 %
5100 Liquor	11,437.10	0.57 %
5110 Wine	10,617.08	0.53 %
5120 Beer	21,934.30	1.09 %
Total 5065 Beverage COGS	**57,357.86**	**2.85 %**
Total Cost of Goods Sold	**$545,412.12**	**27.06 %**
GROSS PROFIT	**$1,469,918.69**	**72.94 %**
Expenses		
6000 Payroll expenses		
6010 Salaried Employees	159,429.06	7.91 %
6020 BOH	227,127.83	11.27 %
6030 FOH	96,758.27	4.80 %
6035 Overtime	1,373.44	0.07 %



Spitz Minneapolis

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
6040 Payroll Employer Tax Expense	57,525.70	2.85 %
6045 Bonus	1,495.70	0.07 %
Total 6000 Payroll expenses	**543,710.00**	**26.98 %**
6060 Payroll Fees	2,997.50	0.15 %
7000 Direct Operating Expense		
7005 Cleaning Supplies	9,050.91	0.45 %
7015 Office Supplies	2,053.23	0.10 %
7020 Paper Supplies	43,870.21	2.18 %
7025 Kitchen Supplies	44,453.12	2.21 %
7030 Linen	4,966.91	0.25 %
7045 Uniforms	-220.00	-0.01 %
7570 Restaurant Supplies	614.18	0.03 %
Total 7000 Direct Operating Expense	**104,788.56**	**5.20 %**
7200.1 Repairs and Maintenance	17,254.31	0.86 %
7205 Pest Control	797.56	0.04 %
7215 Janitorial Expense	12,000.00	0.60 %
7290 Equipment rental	2,004.31	0.10 %
Total 7200.1 Repairs and Maintenance	**32,056.18**	**1.59 %**
7300 Insurance Expense		
7310 Insurance, general	11,799.81	0.59 %
Total 7300 Insurance Expense	**11,799.81**	**0.59 %**
7400 Admin & General Expenses		
7405 Advertising	14,475.80	0.72 %
7406 Bank Service Charges	321.03	0.02 %
7409 Business Licenses and Permits	20.00	0.00 %
7412 Cash Over/Short	2,312.49	0.11 %
7424 Credit Card Refund	332.72	0.02 %
7425 Credit card discounts	42,814.88	2.12 %
7427 Auto Expense	1,191.17	0.06 %
7430 Dues and subscriptions	9,761.24	0.48 %
7432 Fuel/Parking	3,062.33	0.15 %
7433 Interest Expense	3,978.01	0.20 %
7435 Postage & delivery	191.44	0.01 %
7436 Team Meals	490.71	0.02 %
7451 Storage	1,386.00	0.07 %
7454 Travel	2,256.74	0.11 %
7455 Legal and accounting	14,403.77	0.71 %



Spitz Minneapolis

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
7461 Licenses and permits	783.00	0.04 %
Total 7400 Admin & General Expenses	**97,781.33**	**4.85 %**
7490 Utilities		
7491 Electricity	20,691.62	1.03 %
7492 Gas	8,094.10	0.40 %
7493 Phone/Internet/TV	5,414.67	0.27 %
7494 Trash	10,248.02	0.51 %
Total 7490 Utilities	**44,448.41**	**2.21 %**
7500 Occupancy Cost		
7505 Rent Expense	113,064.96	5.61 %
Total 7500 Occupancy Cost	**113,064.96**	**5.61 %**
7600 Taxes	40,898.70	2.03 %
7700 Third Party Service Fees		
7701 Doordash	38,338.87	1.90 %
7702 ezCater	9,280.64	0.46 %
7703 Grubhub	19,278.52	0.96 %
7704 UberEats	38,583.76	1.91 %
7711 In house Delivery Charges		
7711.1 Delivery fees collected	-10,100.00	-0.50 %
7711.2 Delivery service charges	42,053.02	2.09 %
Total 7711 In house Delivery Charges	**31,953.02**	**1.59 %**
Total 7700 Third Party Service Fees	**137,434.81**	**6.82 %**
Interest paid	490.72	0.02 %
Total Expenses	**$1,129,470.98**	**56.04 %**
NET OPERATING INCOME	**$340,447.71**	**16.89 %**
Other Expenses		
8000 Non Operating Expenses		
8090 Management expenses	8,956.64	0.44 %
Total 8000 Non Operating Expenses	**8,956.64**	**0.44 %**
8100 Royalty Expense	110,367.58	5.48 %
Total Other Expenses	**$119,324.22**	**5.92 %**
NET OTHER INCOME	**$ -119,324.22**	**-5.92 %**
NET INCOME	**$221,123.49**	**10.97 %**



Spitz Minneapolis

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
US Bank Checking 5196	232,621.64
Total Bank Accounts	**$232,621.64**
Other Current Assets	
1700 Prepaid expenses	0.00
Accounts Receivable	
1103 Accounts Receivable, DoorDash	0.00
1104 Accounts Receivable, Uber Eats	1,907.31
1106 Accounts Receivable, Ez-Cater	8,678.74
1115 Accounts receivable, GrubHub	2,227.26
Total Accounts Receivable	**12,813.31**
AR 2021	13,896.08
Food Inventory	11,586.00
Payment Exceptions	73.22
Payments to deposit	0.00
Uncategorized Income 2021	0.00
Total Other Current Assets	**$38,368.61**
Total Current Assets	**$270,990.25**
Fixed Assets	
1405 Restaurant Furniture & Equip	508,171.74
1420 Leasehold Improvements	11,000.00
1490 Accumulated depreciation	-387,702.00
Total Fixed Assets	**$131,469.74**
Other Assets	
Less amortization	-2,601.00
Other Assets	6,785.64
Security deposits	8,870.00
Total Other Assets	**$13,054.64**
TOTAL ASSETS	**$415,514.63**



Spitz Minneapolis

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,069.81
Total Accounts Payable	**$3,069.81**
Credit Cards	
US bank CC 6947	23,781.38
Total Credit Cards	**$23,781.38**
Other Current Liabilities	
2204 Accrued expenses	0.00
2205 Accrued payroll	2,779.84
2220 Employee Tips	-5,592.07
2225 Gift Cards Outstanding	-768.19
2230 Sales Tax Payable	1,204.76
2400 Payroll Liabilities	0.00
2500 Other Current Liabilities	26,495.55
2600 Loan payable to Susan Hartman	45,947.52
4092 Delivery Pass thru tips	-1,537.08
AP 2021	0.00
Credit cards 2021	0.00
Total Other Current Liabilities	**$68,530.33**
Total Current Liabilities	**$95,381.52**
Long-Term Liabilities	
Long Term Liabilities	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$95,381.52**
Equity	
3000 Opening balance equity	0.00
Capital Stock	1,000.00
Members Draw (1)	-128,620.82
Other Equity	10,000.00
Owner's Draw	-138,000.00
PPP Loan Forgiven	209,295.00
Retained Earnings	145,335.44



Spitz Minneapolis

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	221,123.49
Total Equity	**$320,133.11**
TOTAL LIABILITIES AND EQUITY	**$415,514.63**

Spitz Minneapolis

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	221,123.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1103 Accounts Receivable:Accounts Receivable, DoorDash	0.00
1104 Accounts Receivable:Accounts Receivable, Uber Eats	-1,907.31
1106 Accounts Receivable:Accounts Receivable, Ez-Cater	-8,678.74
1115 Accounts Receivable:Accounts receivable, GrubHub	-761.12
1700 Prepaid expenses	0.00
Payment Exceptions	-73.22
Uncategorized Income 2021	0.00
Accounts Payable (A/P)	3,069.81
US bank CC 6947	23,781.38
2204 Accrued expenses	0.00
2205 Accrued payroll	2,779.84
2220 Employee Tips	-5,592.07
2225 Gift Cards Outstanding	-768.19
2230 Sales Tax Payable	1,204.76
2400 Payroll Liabilities	0.00
2600 Loan payable to Susan Hartman	45,947.52
4092 Delivery Pass thru tips	-1,537.08
AP 2021	-12,113.81
Credit cards 2021	-3,360.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**41,991.69**
Net cash provided by operating activities	**$263,115.18**
INVESTING ACTIVITIES	
1405 Restaurant Furniture & Equip	-27,575.78
1420 Leasehold Improvements	-11,000.00
Net cash provided by investing activities	**$ -38,575.78**
FINANCING ACTIVITIES	
Long Term Liabilities	-98,143.39
3000 Opening balance equity	0.00
Owner's Draw	-138,000.00
Net cash provided by financing activities	**$ -236,143.39**
NET CASH INCREASE FOR PERIOD	**$ -11,603.99**
Cash at beginning of period	244,225.63
CASH AT END OF PERIOD	**$232,621.64**